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Exhibit 6

Consent of Gerry Beauchamp, BSc., P.Eng.

        I, Gerry Beauchamp, BSc., P.Eng., hereby consent to the use of and reference to my name included in or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2005 filed by HudBay Minerals Inc.

/s/ Gerry Beauchamp

Gerry Beauchamp, BSc., P.Eng.
March 21, 2006

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Consent of Gerry Beauchamp, BSc., P.Eng.